Filed by Chicago Bridge & Iron Company N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-9(a) and 14a-12(b)

of the Securities Exchange Act of 1934

Subject Company: Chicago Bridge & Iron Company N.V.

Commission File No.: 1-12815

The following is a script for an employee video distributed by Chicago Bridge & Iron Company N.V. to its employees on December 18, 2017.

FINAL CB&I All-Employee Video Script

Hello, I’m Pat Mullen, President and CEO of CB&I.

As you know, over the last few months, CB&I has been implementing a clear plan to help us emerge from a challenging time for the company and for our industry.

*As part of this plan, CB&I’s Supervisory Board and management team have been working together diligently to determine our best path forward to position CB&I for long-term growth and success. We have reviewed multiple strategic options, including the initiation of a sale process for our Technology and former Engineered Products businesses, which was announced several months ago.

*We received high interest and bids from multiple parties for Technology and Engineered Products, a testament to the value of that business.

However, after careful consideration, our board and management team have ultimately decided to pursue an alternative path for CB&I. A path that we believe will create significant long-term opportunity for shareholders, customers and our valued employees.

*Today we announced that CB&I plans to combine with McDermott International. This includes all of CB&I, including Technology and Engineered Products, which will remain part of the combined company.

The combination of CB&I and McDermott will create a premier, vertically integrated engineering, procurement, fabrication, construction and installation provider across the energy infrastructure industry with significant scale, diversification and balanced global presence in high-growth markets.

*Together, CB&I and McDermott will have a broadened reach across the entire energy industry and a substantial competitive advantage that responds to evolving customer needs. In addition to benefitting from a platform primed to drive growth and achieve significant synergies, the combined company will have a much stronger and more flexible financial profile.

*McDermott is a leading provider of integrated engineering, procurement, construction and installation services – or EPCI – for offshore and subsea field developments worldwide, operating in 20 countries with more than 12,000 employees.

They deliver fixed and floating production facilities, pipelines and subsea systems from concept to commissioning to help energy companies safely produce and transport hydrocarbons.

*McDermott’s focus on offshore and subsea developments is a natural complement to CB&I’s focus on the downstream oil and gas and power industries. Our companies have complementary capabilities, customer relationships and geographic focus.

Importantly, McDermott’s lump sum, self-perform experience and culture are closely aligned with CB&I’s experience and focus on fixed-price work.

*CB&I’s board of directors and senior leadership believe this combination is the best possible outcome for our shareholders, our customers – and for our employees.

I understand that news of this magnitude may lead to many questions. I want to assure you that the combination of CB&I and McDermott is expected to create a positive future for the company.

*The new, combined company will be able to pursue large-scale projects and respond to evolving customer needs by providing them with the most complete energy infrastructure services, in both upstream and downstream markets, while offering our employees continued opportunities for growth in broader areas of our industry.

*Over the last few months, I have had the opportunity to spend time with David Dickson, McDermott’s President and CEO, who will lead the combined company following the close of the transaction.

David and I share similar philosophies on employee engagement, empowerment and communication, and we are both committed to ensuring this combination is a success.

*There will be many decisions ahead of us, but we will work through them all in order to create alignment within our management teams and companies from the very beginning. Once the transaction has been completed, representatives from both companies will be part of the operational leadership of the combined company.

*Following the close of the transaction, I will stay with the company for a transition period to assist with the integration efforts as we work to ensure the capabilities and synergies of the combined company are maximized.

Additionally, both companies will be forming integration planning teams, with Jim Sabin leading the planning efforts for CB&I before the close of the transaction.

We expect the combination will be able to close in the second quarter of 2018, as there are customary legal and regulatory requirements and conditions.

*In the interim, the two companies will continue to operate separately – and for that reason, it’s going to be business as usual for most of us as we continue to perform our day-to-day jobs. CB&I has an excellent workforce, and I trust that all of us will remain focused on our existing duties and responsibilities during this transition period. As always, safety is paramount.

*We will keep you updated as new information becomes available, and you can expect to hear from McDermott’s CEO soon, but it’s important to know there are many legal and regulatory requirements and restrictions around communication in connection with the transaction – even to our employees.

I ask that you please be patient, and I will commit that we will share as much information with you in as timely a manner as possible.

*I truly believe this is the best path for CB&I. As our industry continues to evolve, combining with McDermott is a natural course and ensures the new company is able to be the most collaborative and innovative partner for our customers.

You are an extremely talented group of employees, and I know you will continue to have enhanced opportunities for success in the company.

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, McDermott International, Inc. (“McDermott”) intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that will include (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. (“CB&I”), which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. to be used in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. After the registration statement is declared effective by the SEC, McDermott and CB&I intend to mail a definitive proxy statement/prospectus to shareholders of McDermott and shareholders of CB&I, McDermott or McDermott Technology, B.V. intends to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter CB&I intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document has not yet commenced. The solicitation and offer to purchase shares of CB&I’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http:// www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 24, 2017. Information regarding the officers and directors of CB&I is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 24, 2017. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

Various statements in this document, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to: anticipated cost and revenue synergies, best-in-class operations, opportunities to capture additional value from market trends, maintenance of a consistent customer approach to pricing, safety and transition issues, free cash flow and permanent financing. These forward-looking statements speak only as of the date of this report; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following: the ability of McDermott and CB&I to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination; the risk that a condition to the closing of the anticipated combination may not be satisfied or that the anticipated combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined company following the anticipated combination; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination, adverse changes in the markets in which McDermott and CB&I operate or credit markets, the inability of McDermott or CB&I to execute on contracts in backlog successfully, changes in project design or schedules, the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I, changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings, and the other risk factors discussed in McDermott’s and CB&I’s most recent Annual Reports on Form 10-K, as well as each company’s other filings with the SEC. These factors are not necessarily all the factors that could affect McDermott or CB&I. Unpredictable or unanticipated factors could also have material adverse effects on actual results of matters that are the subject of these forward-looking statements. We do not intend to update our description of important factors each time a potential important factor arises, except as required by applicable securities laws and regulations. We advise our security holders that they should (1) be aware that factors not referred to above could affect the accuracy of these forward-looking statements and (2) use caution and common sense when considering these forward-looking statements.